STATEMENT OF FINANCIAL CONDITION

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)
Year Ended December 31, 2022
With Report of Independent Registered Public Accounting Firm

(Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC document)

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICE Bonds Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 East 52nd Street, 40th Floor
(No. and Street)

New York	NY	10055
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Thomasson	(770)916-2593	sean.thomasson@ice.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

55 Ivan Allen Jr Blvd Suite 1000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Borstelmann, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICE Bonds Securities Corporation, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from COVID-19, ICE Bonds Securities Corporation is making this filing without a notarization.

Notary Public

Signature: [signature]
Peter Borstelmann (Feb 27, 2023 11:33 EST)

Title:
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICE Bonds Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 East 52nd Street, 40th Floor
(No. and Street)

New York	NY	10055
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Thomasson	(770)916-2593	sean.thomasson@ice.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

55 Ivan Allen Jr Blvd Suite 1000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Thomasson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICE Bonds Securities Corporation, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from COVID-19, ICE Bonds Securities Corporation is making this filing without a notarization.

Notary Public

Signature: Sean Thomasson
Sean Thomasson (Feb 27, 2023 11:20 EST)

Title:
Finance and Operations Principal

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)
Statement of Financial Condition

As of December 31, 2022

Contents



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Independent Registered Public Accounting Firm

The Board of Directors of ICE Bonds Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICE Bonds Securities Corporation (the Company) as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2020.
Atlanta, GA
February 27, 2023

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)
Statement of Financial Condition
(In thousands, except share data)

December 31, 2022

Assets

Cash	$	61,223
Accounts receivable, net of allowance for doubtful accounts of $27		13,185
Due from affiliates		4,539
Goodwill		266,723
Intangible assets, net		259,701
Other assets		619
Total assets	$	605,990

Liabilities and stockholder's equity

Liabilities:		
Accrued expenses	$	3,105
Due to affiliates		1,054
Deferred income		296
Deferred tax liabilities		10,817
Other liabilities		256
Total liabilities		15,528
Stockholder's equity:		
Common stock, par value $0.01 (authorized, issued, and outstanding 44,000,000 shares)		440
Additional paid-in capital		567,882
Retained earnings		22,140
Total stockholder's equity		590,462
Total liabilities and stockholder's equity	$	605,990

See accompanying notes.

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)
Notes to the Statement of Financial Condition

December 31, 2022

1. Organization and Description of Business

ICE Bonds Securities Corporation (the Company), is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company arranges transactions in fixed income and government securities and commodities futures between institutional accounts or eligible contract participants, assists in credit event auctions to process settlement of credit derivative trades following a corporate default, and provides subscription services for clients in the form of data feeds, private label solutions, and Trader Workstations.

The Company is a wholly-owned subsidiary of CreditTrade, Inc., which is a wholly-owned subsidiary of Creditex Group Inc. (CGI). CGI is a wholly-owned subsidiary of Intercontinental Exchange, Inc. (ICE), a publicly-traded company listed on the New York Stock Exchange (NYSE: ICE).

The Company operates three alternative trading systems, or ATSs, ICE BondPoint, ICE Credit Trade, and ICE TMC.

On August 1, 2022, the Company entered in a contract assignment and assumption agreement whereby the Company assigned its business interest in Chatham Energy to CalRock Brokers Inc. (CalRock) ending its commodity business and related commission revenue, clearing incentive revenue, and expense for commodities transactions at that point. As a result, the Company is no longer a member of the National Futures Association (NFA) or registered as an introducing broker with the U.S. Commodity Futures Trading Association (CFTC).

The Company clears transactions on a fully disclosed basis through an affiliate clearing broker-dealer, ICE Securities Execution and Clearing (ISEC). It does not hold funds or assets for customers.

2. Summary of Significant Accounting Policies

Basis of Presentation – The statement of financial condition and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to ICE Bonds Securities Corporation.

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

Cash and Cash Equivalents - We consider all short-term, highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. We had no cash equivalents at December 31, 2022.

Goodwill – Goodwill represents the excess of the purchase price of our acquisitions over the fair value of identifiable net assets acquired, including other identified intangible assets. Impairment testing is performed at least annually or more frequently if conditions exist that indicate that goodwill may be impaired.

The Company did not record impairment related to goodwill during the year ended December 31, 2022.

Finite-Lived Intangible Assets – The Company recognizes specifically identifiable intangibles when a specific right or contract is acquired. We review our finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. When these indicators exist, we project undiscounted net future cash flows over the remaining life of such assets. If the sum of the projected cash flows is less than the carrying amount, an impairment would exist, measured based upon the difference between the carrying amount and the fair value of the assets. Finite-lived intangible assets are generally amortized using the straight-line method or an accelerated method over the lesser of their contractual or estimated useful lives. The Company did not record impairment related to intangible assets during the year ended December 31, 2022.

Revenue Recognition – Substantially all our revenues are considered to be revenues from contracts with customers. The related accounts receivable balances are recorded in the statement of financial condition. We do not have obligations for warranties, returns or refunds to customers, other than the rebates for customers based on trade volume or agreements, which are settled each period and therefore, do not result in variable consideration. We have not recognized significant revenue in the current period related to performance obligations that were satisfied in prior periods, and we do not have any transaction price allocated to unsatisfied performance obligations other than in our deferred income. The balance of deferred income at December 31, 2022 of $0.3 million does not include any income that was carried forward from prior year. Of the $1.8 million of deferred income at January 1, 2022, $0.5M was amortized during the year and $1.3M was reclassed to accrued expenses after it was determined the revenue would not be recognized by the Company because our contract has been terminated and such amounts would be due to our customer. Certain judgments and estimates are used in the identification and timing of satisfaction of performance obligations and the related

ICE Bonds Securities Corporation

(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

allocation of transaction price. We believe that these represent a faithful depiction of the transfer of services to our customers. Our revenues primarily include:

- *Commission Revenue* – Commission revenue is earned from the brokering of transactions between financial institutions and eligible contract participants. These transactions are either cleared through our clearing broker, submitted to an exchange, or swap execution facility for execution and settlement or are directly settled between the counterparties. Commission revenue arising from these activities is recognized when both parties to the trade, the buyer and seller, confirm agreement of terms, which occurs on the date the trade is executed.

- *Subscription Revenue* – Subscriptions are generated through client usage of our market data feeds, a private label solution, or our Trader Workstation. Clients can pay in advance or in arrears on either a monthly or quarterly schedule. Billings are classified as deferred income until performance obligations are satisfied which is between one and three months. Some clients can receive credits based on their liquidity taking activity. Performance obligations are satisfied during the period in which services are rendered.

- *Clearing Incentive Revenue* – The Company receives clearing incentive payments for commodities transactions from an affiliated clearinghouse for trades provided to the clearinghouses for clearing. Revenue is recognized by the Company at the time the trades are provided for clearing.

- *Credit Event Auctions* – The Company hosts credit event auctions, which provide a means to ensure a fair, efficient and transparent process for settlement of credit derivative trades following a corporate default. The auctions were developed with Markit Group Limited in close cooperation with the International Swaps and Derivatives Association (ISDA) and major credit derivative dealers. Credit event auction fees are earned for such services and are recognized as revenue when the auction is successfully completed.

Use of Estimates – The preparation of the statement of financial condition in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Estimates also affect the reported amounts of expenses during the reporting period. We consider significant estimates, which are most susceptible to change and impacted significantly by judgments, assumptions, and estimates, to be the fair value of goodwill and intangible assets and provision for income taxes and related tax reserves. Actual amounts could differ from those estimates.

Receivables – Accounts receivable consists primarily of commissions earned from transactions not yet received, trading related deposits, fees earned from credit event auctions that are due from ISDA (when applicable), fees earned for the arranging of commodity transactions, amounts related to subscription services, and amounts due from third party clearinghouses for incentive rebates earned, and agency trading activity following a liquidity provider pays model.

Under ASU 2016-13 -*Measurement of Credit Losses on Financial Instruments*, we estimate our allowance for doubtful accounts using an aging method, disaggregated based on major revenue stream categories as well as other unique revenue stream factors. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb probable losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease.

Financial Instruments – The carrying amounts of accounts receivable, other assets, accrued expenses, and other short-term assets and liabilities approximate their fair values based on their short-term nature.

Off-Balance Sheet Risk and Concentration of Credit Risk – The Company's customer transactions for fixed income and government securities are introduced on a fully-disclosed basis to its clearing brokers. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker.

All of the Company's commodities clearing incentive receivables are from one entity. The Company's top five customers account for 32% of the accounts receivable balance at December 31, 2022. All cash is held with one depository institution. The Company has not experienced any losses in cash accounts.

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

Fair Value – Fair value is the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The fair value of the Company's assets acquired and assumed liabilities is measured based on a three-level hierarchy:

– **Level 1 inputs** — quoted prices for identical assets or liabilities in active markets.
– **Level 2 inputs** — observable inputs other than Level 1 inputs such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.
– **Level 3 inputs** — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Income Tax - The Company is included in the consolidated federal income and certain state and local income tax returns filed by certain affiliates. In addition, the Company is subject to income taxes on a separate company basis in certain states. Federal and unitary state income taxes payable by ICE on behalf of the Company are included as a component of due to or from affiliates. Income taxes are calculated as if the Company filed separate income tax returns and are accounted for under the liability method. The Company recognizes deferred tax assets and liabilities for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company establishes valuation allowance if we believe it is more likely than not that some or all of the deferred tax asset will not be realized.

We do not recognize a tax benefit unless we conclude that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, we recognize a tax benefit measured at the largest amount of the tax benefit that, in our judgment, is greater than 50 percent likely to be realized.

3. Commitments and Contingencies

The Company's lease commitments reside with a related affiliate, therefore the Company did not have any ongoing lease commitments as of December 31, 2022.

From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of business. However, the Company does not believe that the resolution of these matters would have a material adverse effect on the Company's financial condition, results of operations, or liquidity. It is possible, however, that future results of operations for

any particular period could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

In 2021, FINRA identified an industry wide issue with regard to the accuracy of the factor used in the settlement of certain municipal bonds from Santa Rosa county. FINRA and the Company have performed an analysis identifying the impacted customers and transactions. We accrued $147,000 as of December 31, 2021, related to estimated payments owed to customers. Actual payouts in 2022 were $5,000 and the remaining accrual was released during the year.

4. Related Party Transactions

The Company maintains services agreements with eleven affiliates - ICE, CGI, ICE Data, LP, ICE Credit Hub, LLC, TradeCapture OTC Corporation, ICE Futures US, ISEC, ICE Data Services Inc, ICE Data Pricing and Reference Data LLC (PRD), CalRock and TMC referred to collectively as "the Agreements." The Company terminated its intercompany agreement with Chatham Energy, LLC in August 2022. These Agreements provide for an allocation methodology for the sharing of expenses related to administrative, management, data, and brokerage, and clearing services which include (but are not limited to) accounting, human resources, information technology and occupancy related costs.

Salaries, bonuses and benefits of certain personnel of ICE and its subsidiaries directly involved in the operations of the Company are charged based on allocated time.

Compensation for trading fixed income and government securities are charged based on salaries, bonuses and benefits of registered representatives of the Company and are allocated from ICE and CGI.

Brokerage services from the Company's commodity business are charged based on costs incurred by Chatham Energy LLC plus a markup.

Technology fees for use of the CGI owned platform and technology are charged based on technology departmental costs including, but not limited to compensation, occupancy and other technology.

PRD charges a fee for the Company's usage of data, delivery and support.

In November 2018, the Company entered into a fully disclosed clearing agreement with its affiliate ISEC. Clearing services from the Company's affiliated clearing broker dealer are charged based on costs incurred by the affiliate plus a markup.

Rent and other occupancy costs are allocated from the lessee of the rented space, ICE or CGI, based on headcount of registered representatives and allocated time.

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

At December 31, 2022, the Company owed $1.1 million to ICE and its subsidiaries related to these Agreements which is included in due to affiliates in the accompanying statement of financial condition. Payment of these related party balances by the Company is due at least annually under the Agreements and no interest is charged on the balance. Payments of $50.1 million were made to affiliates during the year ended December 31, 2022.

At December 31, 2022, the Company had $4.5 million in balances reported as due from affiliates in the accompanying statement of financial condition. Payments of $6.4 million were received from affiliates during the year ended December 31, 2022.

Commissions in the form of mark-ups or mark downs collected by ISEC on behalf of the Company are included in accounts receivable, net of allowance for doubtful accounts in the accompanying statement of financial condition. At December 31, 2022 the Company had a $221,000 receivable under this arrangement. Settlements on this balance are made when requested by the Company. During the year ended December 31, 2022, the Company received $44.9 million in payments for these commissions collected by ISEC.

The Company has a licensing agreement with ICE Data LP (ICE Data), a wholly-owned subsidiary of ICE. Under this agreement ICE Data purchases market data from the Company for which it intends to market and sell to its customers. A portion of the fees earned by ICE Data are passed back to the Company as compensation for the underlying market data.

The Company has a licensing agreement with ICE Credit Hub, a wholly-owned subsidiary of ICE, for the use of their trading platform as an alternative trading system under the Company's FINRA broker dealer license for the whole loan asset class.

5. Goodwill and Intangible Assets

As of December 31, 2022, the Company has $266.7 million in goodwill recorded in the accompanying statement of financial condition.

Intangible assets and the related accumulated amortization consisted of the following as of December 31, 2022:

	Balance *In thousands*
Customer relationships	$ 343,947
Less accumulated amortization	(84,246)
Total intangible assets, net	$ 259,701

ICE Bonds Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

The useful life of the customer relationships intangible is fifteen years. Collectively, the remaining useful life of the intangible assets is 10.7 years.

6. Regulatory Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The Company is also subject to certain notification provisions of the rule relating to the withdrawal of capital. The Company is subject to the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of \$5,000 or 6⅔% of aggregate indebtedness, as defined. At December 31, 2022, the Company's minimum net capital requirement was \$0.3 million based on 6⅔% of aggregate indebtedness.

At December 31, 2022, the Company had net capital of \$45.7 million which was \$45.4 million in excess of its required net capital of \$0.3 million. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1.

The Company claims an exemption from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) for all customer transactions cleared through another broker dealer on a fully disclosed basis. The Company had no other obligations under Rule 15c3-3 at December 31, 2022.

7. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of our deferred tax liabilities and assets as of December 31, 2022 (in thousands):

Deferred tax assets:	
Net Operating Loss	17,176
Other	127
Total deferred tax assets	17,303
Valuation Allowance	(3,604)
Total deferred tax assets, net of valuation allowance	13,699
Deferred tax liabilities:	
Acquired intangibles	(24,516)
Total deferred tax liabilities	(24,516)
Net non-current deferred tax assets/(liabilities)	(10,817)

Notes to the Statement of Financial Condition (continued)

The deferred tax assets for net operating loss (NOL) include gross US federal NOL of $64.6 million which are not subject to expiration and gross state NOL of $60.6 million, which begin to expire in 2031. A $3.6 million valuation allowance has been recognized against the state NOL that are subject to expiration, since management believes it is more likely than not that they will not be realized in the foreseeable future. During the year ended December 31, 2022, the Company released $1.2 million of valuation allowance due to NOL utilized in the current year.

The Company's 2014-2022 tax years remain subject to examination by the relevant tax authorities.

8. Subsequent Events

We have evaluated subsequent events through February 27, 2023 and determined that no events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying statement of financial condition.